Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Clarification to proposed acquisition of Occam Networks by Calix

Parties clarify expected relative ownership percentage of Calix by Occam Network stockholders

PETALUMA, CA and SANTA BARBARA, CA— September 24, 2010— On September 16, 2010, Calix, Inc. (NYSE: CALX) and Occam Networks, Inc. (NASDAQ: OCNW) announced that the companies had entered into a definitive agreement for Calix to acquire Occam Networks.

As a point of clarification, Calix would issue between 16.5% and 18.9% of the outstanding shares of Calix’s common stock based on the number of Calix shares of common stock outstanding as of September 14, 2010, and after the completion of the acquisition, former Occam Networks stockholders will own between 14.1% and 15.9% of the outstanding shares of Calix’s common stock (based on the number of Calix shares of common stock outstanding as of September 14, 2010).

Calix Press Release	Page 2

About Calix

Calix, Inc. (NYSE: CALX) is a leading provider in North and Latin America of broadband communications access systems and software for copper- and fiber-based network architectures that enable communications service providers to connect to their residential and business subscribers. Calix enables communications service providers to provide a wide range of revenue-generating services, from basic voice and data to advanced broadband services, over legacy and next-generation access networks. The Calix Unified Access Portfolio helps these companies to transform their legacy and mixed protocol access networks to fiber and Ethernet. Calix has shipped over seven million ports of its Unified Access Infrastructure portfolio to more than 500 North American and international customers, whose networks serve over 40 million subscriber lines in total. For more information, visit the Calix website at www.calix.com.

About Occam Networks

Occam Networks’ broadband access solutions empower service providers to offer profitable new voice, data and video services over copper and fiber. Occam systems deliver flexibility and scalability in a Triple Play world. Over three million BLC 6000 ports are currently deployed at over 380 service providers worldwide. For more information, please visit www.occamnetworks.com.

Occam Networks and Occam BLC 6000 are either registered trademarks or trademarks of Occam Networks, Inc. in the United States and/or other countries.

All other trademarks mentioned are the property of their respective owners.

Calix Investor Relations Contact:	Occam Networks Investor Relations Contact:
Carolyn Bass	Jeanne Seeley
415-445-3232	805-692-2957
Carolyn.Bass@Calix.com	ir@occamnetworks.com

Calix Press Contact:	Occam Networks Press Contact:
Catherine Koo	Neila Matheny
415-992-4400	510-748-8200 ext 215
Calix@lewispr.com	nmatheny@engagepr.com

Calix Press Release	Page 3

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.calix.com. Information concerning Occam’s directors and executive officers is set forth in Occam’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam’s Investor Relations page on its corporate

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web site at www.occamnetworks.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of completion of the acquisition and the number of shares of Calix common stock that may be issued to former shareholders of Occam Networks. These statements are not guarantees, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated, or if the number of shares of Calix or Occam Networks differs materially at closing than as of September 15, 2010 the number of shares that may be issued and the percentage of Calix that will be held by former Occam Networks stockholders may be different than those amounts expressed herein. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.